SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 1998


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.   Consolidated financial statements for the three months ended March 31, 1998

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date:  December 6, 2000             By:  /s/  Ken Cai
                                            Ken Cai, President and C.E.O.

NOTICE TO READER


We have compiled the consolidated balance sheet of Minco Mining & Metals Corporation as at March 31, 1998 and the consolidated statements of operations and deficit and changes in financial position for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.



Vancouver, Canada                                         "ELLIS FOSTER"
May 26, 1998                                              Chartered Accountants

MINCO MINING AND METALS CORPORATION


Consolidated Balance Sheet
March 31, 1998
(Unaudited - See Notice to Reader)



                                                                       1998             1997
                                                                       ----             ----
ASSETS

Current
  Cash and temporary investments                                  $  3,674,246     $  6,141,319
  Funds restricted for mineral exploration (Note 1a)                    63,436          440,385
  Accounts receivable                                                   47,709           81,996
  Prepaid expenses and deposits                                         88,532          140,090
                                                                  ------------     ------------
                                                                     3,873,923        6,803,790

Mineral interests (Note 1)                                           1,981,957          684,994

Capital assets                                                         204,707           95,228
                                                                  ------------     ------------
                                                                  $  6,060,587     $  7,584,012
                                                                  ============     ============
LIABILITIES

Current
  Accounts payable and accrued liabilities                        $    211,473     $    115,166
                                                                  ------------     ------------
SHAREHOLDERS' EQUITY

Share capital (Note 2)                                               8,872,968        8,812,468

Deficit                                                             (3,023,854)      (1,343,622)
                                                                  ------------     ------------
                                                                     5,849,114        7,468,846
                                                                  ------------     ------------
                                                                  $  6,060,587     $  7,584,012
                                                                  ============     ============



Approved by the Directors:     "Ken Z. Cai"            "Peter Tsaparas"
                               -------------------     -------------------
                               Ken Z. Cai               Peter Tsaparas

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Operations and Deficit
Three Months Ended March 31, 1998
(Unaudited - See Notice to Reader)

                                                                       1998            1997
                                                                       ----            ----

Interest and sundry income                                        $        278     $     93,618
                                                                  ------------     ------------
Administrative expenses
  Accounting                                                            45,726           22,173
  Advertising                                                           20,497            1,480
  Amortization                                                          15,838            7,444
  Conference                                                             5,465           16,245
  Entertainment                                                         10,679           13,683
  Investor relations - consulting                                       49,420           29,300
  Legal                                                                 18,685           12,936
  Listing, filing and transfer agents                                   28,518            7,826
  Management fees                                                       24,997           23,196
  Office and miscellaneous                                              14,230           31,558
  Printing                                                              10,827           23,608
  Promotion and government relations                                    41,652           14,553
  Property investigation                                                74,245           11,764
  Rent                                                                  33,450           50,703
  Salaries and benefits                                                 23,332           32,287
  Telephone                                                             16,744           29,411
  Travel and transportation                                             13,884           19,311
  Foreign exchange loss (gain)                                             481           (8,813)
                                                                  ------------     ------------
                                                                       448,670          338,665
                                                                  ------------     ------------
Operating loss                                                        (448,392)        (245,047)

Minority interest                                                            -              545
                                                                  ------------     ------------
Net loss for the period                                               (448,392)        (244,502)

Deficit, beginning of period                                        (2,575,462)      (1,099,120)
                                                                  ------------     ------------
Deficit, end of period                                            $ (3,023,854)    $ (1,343,622)
                                                                  ============     ============
Loss per share                                                    $      (0.03)    $      (0.02)
                                                                  ============     ============

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Changes in Financial Position
Three Months Ended March 31, 1998
(Unaudited - See Notice to Reader)



                                                                      1998             1997
                                                                      ----             ----
Cash provided by (used for) operating activities
  Net loss for the period                                         $   (448,392)    $   (244,502)
  Items not involving cash
  - amortization                                                        15,838            7,444
  - minority interest's share of loss                                        -             (545)
                                                                  ------------     ------------
                                                                     (432,554)         (237,603)
  Net change in non-cash working capital                               (3,699)         (238,277)
                                                                  ------------     ------------
                                                                     (436,253)         (475,880)
                                                                  ------------     ------------
Cash provided by financing activities
  Shares issued for cash, net of issuance costs                              -          150,000
                                                                  ------------     ------------
Cash provided by (used for) investing activities
  Acquisition of capital assets                                        (9,216)          (23,354)
  Acquisition of minority shareholder's
    interest in Temco                                                       -          (175,000)
  Deferred exploration costs                                         (169,049)         (264,363)
  Decrease in funds restricted
    for mineral exploration                                              1,893           97,115
                                                                  ------------     ------------
                                                                      (176,372)        (365,602)
                                                                  ------------     ------------
Decrease in cash position                                            (612,625)         (691,482)

Cash position, beginning of period                                   4,286,871        6,832,801
                                                                  ------------     ------------
Cash position, end of period                                      $  3,674,246     $  6,141,319
                                                                  ============     ============


MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1998
(Unaudited - See Notice to Reader)


1.  Mineral Interests



                                                 1998                             1997
                            -----------------------------------------------   -------------
                                                    Deferred
                                 Acquisition      Exploration     Total            Total
                                    Costs            Costs        Costs            Costs
                                                   (Schedule)
                                 -----------     ------------   ----------        --------
Emperor's Delight                $    100        $   89,216     $   89,316        $125,508
Lengkou                                 -           370,182        370,182               -
Crystal Valley                        100                 -            100             100
Stone Lake                            100                 -            100             100
Changba Lijiagou
White-Silver Mountain                   -            59,485         59,485               -
Chapuzi and
Heavenly Mountains                      -           648,267        648,267         240,235
Savoyardinskii                    104,446           179,946        284,392               -
Sundry                                  -                 -              -          35,330
                                 --------        ----------     ----------        --------
                                 $104,846        $1,877,111     $1,981,957        $684,994
                                 ========        ==========     ==========        ========

(a) The Emperor's Delight and Lengkou properties are located in Hebei Province, China. Pursuant to the Joint Venture Agreement, Temco can earn a 55% interest in the properties by spending US$4.4 million over a five-year period. The funds restricted for mineral explorations, as shown in the financial statements, are funds restricted for this joint venture.

(b) The Crystal Valley and Stone Lake properties are located in Hebei Province, China. These projects are subject to the approval of the appropriate Chinese government authorities.

(c) The Company acquired its rights to the Changba-Lijiagou Lead Zinc Project located in Ganzu Province, China through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between the Company and Baiyin Non Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The Company can earn a 75% interest in the deposits of Deep Changba, Lijiagou and the Joint Area by taking the project through development, to produce 3,500 tonnes of ore per day. Besides the deposits, BNMC is also contributing the existing 3,500 tonnes per day on site concentrator and all related infrastructure.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1998
(Unaudited - See Notice to Reader)


1.   Mineral Interests   (continued)

(d) The Company acquired its rights to the White Silver Mountain project located in Gansu Province, China through the "Cooporation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. The Company will earn an 80% interest in the entire property by paying for exploration work and taking any one discovery to the pre-feasibility stage.

(e) The Chapuzi and Xifanping Gold Deposits are located in Sichuan Province, China. The Company has entered into a cooperative joint venture agreement with the Sichuan Bureau of the Ministry of Geology and Mineral Resources on the Chapuzi property.

     Pursuant to an agreement, the Company shall have the right to earn a 51% interest by spending $5 million on exploration and development in the Chapuzi Gold Deposit. The Company may earn a 75% interest by placing the project into production.

     Initial due diligence studies on the Xifanping project are being performed. The Company has an exclusive right to negotiate and enter into a joint venture contract on the Xifanping property, subject to the approval of the appropriate Chinese government authorities.

(f) The Heavenly Mountains properties are located in Xinjiang Province, China. Temco has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China.

(g) The Company has acquired an 80% interest in a gold/antimony property located in the Savoyardinskii area in Karakuldzinskii Region, Osh Oblast, Kyrgyz Republic. The mineral exploration licence pertaining to this property is held by the joint venture partners which own the remaining 20% interest of the property. The licence is valid until December 31, 1999 and is renewable.

     A finder's fee comprising US$35,000 and 35,000 common shares of the Company was paid and issued in connection with the acquisition of this property interest. Following direct expenditures of US$1,000,000 on the property, another finder's fee of 75,000 shares of the Company is payable; following aggregate expenditures of US$2,000,000 on the property, an additional finder's fee of 75,000 common shares of the Company is payable.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1998
(Unaudited - See Notice to Reader)


2.   Share Capital

     (a) Authorized: 100,000,000 common shares without par value

     (b) Issued:



                                                                      Shares          Amount

     Balance, December 31, 1996                                     15,202,123     $ 8,662,468

     Issued pursuant to exercise of warrants at $1.20 per share        125,000         150,000
                                                                    ----------     -----------
     Balance, March 31, 1997                                        15,327,123       8,812,468

     Issued pursuant to exercise of options at $1.00 per share           8,000           8,000

     Issued for finder's fee at $1.50 per share                         35,000          52,500
                                                                    ----------     -----------
     Balance, December 31, 1997 and March 31, 1998                  15,370,123     $ 8,872,968
                                                                    ==========     ===========



     (c) 5,442,500 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     (d)  Stock options outstanding at March 31, 1998:



     Number of Shares          Exercise Price                Expiry Date
     ----------------          --------------                -----------
          250,000                  $1.50                    March 31, 2000*

          250,000                  $1.45                    July 16, 2002

           12,500                   1.34                    November 7, 2002

           38,300                   1.75                    December 18, 2002

          826,100                   1.41                    March 5, 2006

           97,300                   1.41                    October 8, 2006

           97,300                   1.41                    March 6, 2007

          215,500                   1.41                    June 20, 2007
        ---------
        1,762,000
        =========

*subject to approval by the regulatory authorities having jurisdiction

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1998
(Unaudited - See Notice to Reader)


3.   Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                                   1998             1997
                                                   ----             ----

     Management fees and salaries               $ 30,991         $ 21,696
     Property investigation                       12,525            5,104
     Investor relations - consulting                   -            1,300
     Deferred exploration costs                   14,066           27,981
                                                --------         --------
                                                $ 57,582         $ 56,081
                                                ========         ========

     (b) Account payable of $51,632 (1997 - $49,458) is due to a corporation controlled by a director of the Company.

4.   Comparative Figures

     Certain 1997 comparative figures have been reclassified to conform with the financial statement presentation adopted for 1998.

MINCO MINING & METALS CORPORATION

Consolidated Schedule of Deferred Exploration Costs
Three Months Ended March 31, 1998
(Unaudited - See Notice to Reader)



                                                                            White
                                    Emperor's                              Silver                    Heavenly
                                      Delight     Lengkou    Changba      Mountains     Chapuzi     Mountains    Savoyardinskii
-------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period        $  89,216   $ 364,811   $ 82,596      $   3,700   $  376,002     $ 621,367       $ 170,370
Amortization                                -           -          -              -            -             -
Assaying                                    -           -          -              -            -             -               -
Drilling and trenching                      -           -          -              -            -             -               -
Engineering                                 -         850     24,409              -            -             -               -
Equipment                                   -           -          -              -            -             -               -
Field office administration                 -           -          -              -            -             -               -
Field office rent                           -           -          -              -            -             -               -
Field office supplies                       -           -          -            130            -             -               -
Geochemical sampling                        -           -          -              -            -        14,156               -
Geological mapping                          -           -          -              -        8,519             -               -
Geological consulting                       -           -      3,285         31,491        5,707         7,095           3,096
Geophysics                                  -           -          -              -            -             -               -
Labour                                      -       1,444          -              -            -             -               -
Legal                                       -           -          -              -            -             -               -
Miscellaneous                               -           -      2,592            483       13,640         2,279           6,480
Project management                          -       1,400      2,875          2,067            -             -               -
Remote sensing                              -           -          -              -            -             -               -
Reporting and licence                       -           -          -              -            -             -               -
Travel and transportation                   -       1,677      5,560         21,614        4,830         3,370               -
------------------------------------------------------------------------------------------------------------------------------

Balance, end of period              $  89,216   $ 370,182   $121,317      $  59,485   $  408,698     $ 648,267       $ 179,946
==============================================================================================================================


                      Schedule "C" : Management Discussion
                        Minco Mining & Metals Corporation
                      For the period ending March 31, 1998

Project Activity

This quarter saw the compiling of results from last year's field programs and the budgeting of work programs for this year.

The focus of this year's effort will be on exploration of the White Silver Mountain polymetallic project and the advancing of the Changba-Lijiaou project through the pre-feasibility stage. A two-phase underground diamond drilling program is being planned for the White Silver Mountain project as well as a surface exploration program. This program is designed to test the continuity of mineralization intersected by Baiyin Nonferrous Metals Corporation (BNMC) below the Xiaotieshan mine and lying within the proposed joint venture agreement area. The surface program will consist of a review of the geological mapping that has been conducted on the property and the application of volcanogenic massive sulphide deposit modeling techniques to define new exploration targets. Any new targets discovered as a result of this work will be followed up with geophysical surveys and/or surface diamond drilling programs. The 3,600-metre Phase I diamond drilling program and the surface exploration program has been budgeted at $750,000 and is expected to begin in the early summer. The Cooperation Agreement with BNMC on the White Silver Mountain project will be advanced to the Joint Venture Contract level this summer.

With the help of consulting engineers, Simons Mining Group, an action plan for a feasibility study of the Changba-Lijiaou Lead-Zinc project was compiled. This plan identified the key elements to be addressed by a pre-feasibility study and established a sequence of events and schedule for the completion of the plan. A geological due diligence is the first item to be carried out. This will be done as soon as the drill core for both the Changba and Lijiagou projects is made available to BNMC by the exploration division that carried out the drilling.

The results of work completed last year in the Tian Shan area of western China have been evaluated. Three areas have been targeted for follow-up work to consist of trenching and more detailed sampling and mapping programs. This work will be carried out as soon as certain travel restrictions in this particular part of the Tian Shan have been lifted.

Work carried out last year on the Chapuzi Gold project in Sichuan Province delineated a broad, low-grade, gold-bearing zone in the southern part of the property. While the find was a technical success, it is not sufficiently interesting from an economic viewpoint to warrant further work at this time. Similarly, grassroots exploration work conducted in the West Kunlun area of Xinjiang Province, successfully located primary gold mineralization but the find has a very low potential to develop into an economically viable deposit. Consequently, no further work is contemplated in the region.

Gold anomalies were defined in the Lengkou district in Hebei Province. The best of these anomalies were followed up with trenching and, in one case, with four percussion drill holes. Results from this work were not sufficiently encouraging to warrant additional work at this time.

The field work completed on the Savoyardinski Project in Kyrgyzstan has now been fully reported. Some geophysical and geochemical evidence for the northeast continuation of the gold-bearing zones encountered on the Chinese side of the border (at the Sawyaerdun property) has been found. Follow-up work on this property is pending a site visit and data review by Minco's geologist in the late Spring.

The favourably-changing climate in China regarding mineral exploration and development by foreign companies presents new opportunities. Due to changes in central government policies towards mineral development in China, operators of better quality mineral projects are now seeking foreign partners. The Company has already seen a few good precious metal projects and more are to be evaluated during the next quarter. A total of $150,000 has been set aside for new property investigation for 1998.

Financial Activity

As at March 31, 1998, the Company had spent a total of $169,049 on its properties in China and Kyrghyzstan.

Administrative expenses increased to $448,670 in the first three months of 1998 from $338,665 for the comparable period of 1997. The change is due mainly to increased costs in the areas of property investigations and legal, listing and filing fees mostly associated with the listing on the Toronto Stock Exchange and registration with the Securities and Exchange Commission.

The advertising, conference, investor relations-consulting, office and miscellaneous promotion and government relations, entertainment and travel and transportation account categories incurred costs totaling $166,654 compared with $149,738 in the same period last year. Higher advertising, promotion and investor relations-consulting activities associated with the listing of the Company on the Toronto Stock Exchange were partly offset by lower printing and office costs, entertainment, conference and travel and transportation costs in the period.

The closure of the Toronto office in November of 1997 was mainly responsible for the declines in rent, telephone and salaries and benefits categories from $112,401 in the first three months of 1997 to $73,526 in the comparable period of 1998.

Management fees increased marginally from $23,196 in the first quarter of 1997 to $24,997 in the first quarter of 1998. Property investigation costs increased from $11,764 in the first quarter of 1997 to $74,245 during the same period in 1998.

Legal listing, filing and transfer agents and accounting categories saw increases from $42,935 in the first quarter of 1997 to $92,929 in the same period of 1998. These increases are associated with costs accruing during the period with the preparation of the annual general meeting, the listing on the

Toronto Stock Exchange as well as a 20F registration with the Securities and Exchange Commission.

During the period, management fees, consulting fees and salaries totaling $57,582 were paid to the Company's Chairman, the Company's President and Chief Executive Officer and the Company's Vice-President of Exploration or to corporations controlled by them.

Interest and investment income for the period amounted to $278 compared with $93,618 for the first three months of 1997. This change reflects a drop in the value of the Company's fixed income portfolio and to reduced capital available for investment over the same period last year.

Miscellaneous Items

During the period, the Company granted 250,000 incentive stock options to service providers exercisable at a price of $1.50 per share for a term of two years. Most of the options are subject to time-related vesting provisions. These options were issued under the Company's new Stock Option Plan, which is subject to the approval of the Toronto Stock Exchange.

Erratum: An error was made in the Company's Management Discussion accompanying the December 31, 1997 Quarterly Report. Under the heading Financial Activity, the first sentence of the first paragraph should have read:

"In fiscal 1997, the Company spent $1,287,831 on its properties in China and Kyrgyzstan, bringing total expenditures to date to $1,708,062 (after a $365,845 write-down was taken on the Emporer's Delight Property due to the acquisition of the minority shareholders' interest)."